UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended June 30, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

KEY TRONIC CORPORATION
4424 North Sullivan Road
Spokane Valley, WA 99216

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Pages
Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-10

Supplemental Schedule
Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	11

Signature	12

Note:    Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, Washington
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the “Plan”) as of June 30, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2004.
Spokane, Washington
December 20, 2019

Key Tronic
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

June 30,	2019	2018
Assets:
Investments at fair value	$33,022,902	$31,871,828
Participant directed brokerage accounts at fair value	1,235,644	1,347,339
Total investments at fair value	34,258,546	33,219,167

Receivables:
Employer contribution receivable	17,767	17,617
Notes receivable from participants	414,680	467,518
Total receivables	432,447	485,135

Net assets available for benefits	$34,690,993	$33,704,302

See accompanying notes to financial statements.

Key Tronic
401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended June 30,	2019	2018

Changes in net assets available for benefits attributed to:

Investment income:

Net appreciation in fair value of investments:	$1,467,762	$2,740,310
Dividend and interest income	282,319	249,681
Total net investment income	1,750,081	2,989,991

Interest income from notes receivable from participants	23,338	18,297

Contributions:
Employer	636,151	619,963
Participant	1,477,451	1,440,645
Total contributions	2,113,602	2,060,608

Distributions:
Benefits paid to participants	2,807,878	2,428,053
Administrative expenses	92,452	89,607
Total distributions	2,900,330	2,517,660

Net increase in net assets available for benefits	986,691	2,551,236

Net assets available for benefits:
Beginning of year	33,704,302	31,153,066

End of year	$34,690,993	$33,704,302

See accompanying notes to financial statements.

Key Tronic
401(k) Retirement Savings Plan

Notes to Financial Statements

Note 1. Plan Description
The following summary description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.
General: The Plan is a defined contribution plan established by Key Tronic Corporation (the Company or the Employer) effective July 1, 1993, as a merger of the Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into the Key Tronic Corporation Variable Investment Plan, which was amended and restated effective July 1, 2009. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2003, the Plan became a Safe Harbor 401(k) Plan. A Safe Harbor 401(k) Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating annual nondiscrimination testing of salary deferral and matching contributions. On December 6, 2016, the Plan underwent a change in recordkeeper and transfer of assets to Wells Fargo Bank, N.A. establishing the Plan and Trust under Wells Fargo Bank, N.A. Defined Contribution Volume Submitter Plan and Trust.
Eligibility: Employees that are U.S. residents are eligible to participate in the Plan when they have attained age 21, and may enter the Plan on the first day of the month following the date the employee satisfies the eligibility requirements. If the employee meets the age requirement upon hire, participation in the Plan will then begin on the first day of the month following the date of hire. Leased employees, internship employees and certain employees covered by a collective bargaining agreement are ineligible for Plan participation.
Contributions: Eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation of up to 75% of compensation each pay period, subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.
Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option. Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan. A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½. The participant’s contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.
Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans provided that certain conditions are met.
The Company’s matching contribution is equal to 100% up to 3% of a participant’s contributed compensation and 50% up to the next 2% of a participant’s contributed compensation, for a total of 4% if a participant contributes at least 5%. The Company made matching contributions of $636,151 and $619,963 for the years ended June 30, 2019 and 2018, respectively.
Participant Accounts: Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives. Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and Plan earnings of their individual account. Plan earnings are directly credited to participant accounts.

Notes Receivable from Participants: Participants may borrow from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates on loans outstanding at June 30, 2019 maintain a rate of 4.25% - 6.5%. Principal and interest are paid ratably through payroll deductions. Additional payments may be made at any time by check. At June 30, 2019, loans outstanding mature at various dates through 2028. No allowance for credit losses has been recorded as of June 30, 2019 and 2018.
Vesting: All participants are immediately 100% vested in both employee and Employer contributions.
Distribution of Benefits: Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies, while a participant of the Plan, will be paid to the participant’s designated beneficiary. Benefits are paid under various options as defined in the Plan document. Following a hardship withdrawal, a participant’s elective deferrals are suspended for a period of at least six months. An involuntary distribution of a terminated participant's account balance occurred when their balance is $5,000 or less.
Administrative Expenses: Though not required to or guaranteed in the future, the majority of fees and expenses incurred for administration of the Plan are paid by the Participant. Participants are charged a fee for certain services such as loan processing and redemption fees on the sale of certain funds prior to a holding period being met.
Administration of the Plan: The Plan is administered by the Compensation and Administrative Committee of the Employer’s Board of Directors and an administrative committee consisting of management personnel. Wells Fargo Bank, N.A. is the recordkeeper and trustee of the Plan.
Note 2. Summary of Basis of Accounting
Accounting Policies: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition: The Plan's investments are reported at fair value. The fair value of a financial instrument in the amount that would be received when selling an asset or paying to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Refer to Note 3 for further discussion and disclosure of fair value measurements.
The Plan presents in the statement of changes in net assets available for benefits the net appreciations or depreciation in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation or depreciation of those investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
The benefit interest of common collective trust funds for each participant is represented by units. Issues and redemptions are recorded based on the next determined net asset value (“NAV”) per unit. NAV per unit is determined each business day. At June 30, 2019, the Plan had no unfunded commitments related to the common collective trust funds. The redemption of common collective trust fund units are subject to the preference of individual Plan participants and there are no restrictions on the timing of redemption. However, participant redemptions may be subject to certain redemption fees. The Wells Fargo Stable Return Fund represents an indirect investment in a fully benefit-responsive investment contract, and redemption by the Plan requires a 12 month notice period.
Notes Receivable from Participants: Notes receivable from participants are valued at their unpaid principal balance plus accrued interest.
Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could materially differ from those estimates.
Risks and Uncertainties: The Plan provides for various investment options in any combination of money market funds, mutual funds, Company common stock and participant-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
The fair value of the Plan’s investment in Key Tronic Corporation common stock amounted to $693,082 and $1,091,656 as of June 30, 2019 and 2018, respectively. For risks and uncertainties regarding Key Tronic Corporation, participants should refer to the September 28, 2019, Form 10-Q of Key Tronic Corporation filed with the Securities and Exchange Commission.
The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Recent Accounting Pronouncements: In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. This ASU amends ASC 820, Fair Value Measurement, to add, remove and modify certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Plan administrator does not expect this ASU to have a material impact on the Plan’s financial statements.

Note 3. Fair Value Measurements
ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between three levels of inputs that may be utilized when measuring fair value, consisting of level 1 inputs (using quoted prices in active markets for identical assets or liabilities), level 2 inputs (using inputs other than level 1 prices, such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and level 3 inputs (unobservable inputs supported by little or no market activity based on the Plan's own assumptions used to measure assets and liabilities). A financial asset’s or liability’s classification within this hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan has not made any changes in its valuation techniques used at June 30, 2019 and 2018.
The following table summarizes the Plan's assets measured at fair value on a recurring basis as of June 30, 2019:

	June 30, 2019
				Total Fair
	Level 1	Level 2	Level 3	Value
Investments:

Mutual funds	$19,589,756	$—	$—	$19,589,756
Key Tronic Corporation common stock	693,082	—	—	693,082
Participant directed brokerage accounts	1,235,644	—	—	1,235,644
Total assets in the fair value hierarchy	$21,518,482	$—	$—	$21,518,482
Investments measured at net asset value (a)				12,740,064
Investments at fair value				$34,258,546

The following table summarizes the Plan's assets measured at fair value on a recurring basis as of June 30, 2018:

	June 30, 2018
				Total Fair
	Level 1	Level 2	Level 3	Value
Investments:

Mutual funds	$18,439,833	$—	$—	$18,439,833
Key Tronic Corporation common stock	1,091,656	—	—	1,091,656
Participant directed brokerage accounts	1,347,339	—	—	1,347,339
Total assets in the fair value hierarchy	$20,878,828	$—	$—	$20,878,828
Investments measured at net asset value (a)				12,340,339
Investments at fair value				$33,219,167

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Mutual Funds: These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrators of the funds. The NAV is based on the value of the underlying assets owned by the funds, minus the liabilities, and then divided by the number of shares outstanding. The NAV is a daily quoted price utilized for purchase and redemptions. These investments are classified within Level 1 of the fair value hierarchy.
Key Tronic Common Stock: The Plan’s valuation methodology used to measure the fair values of the common stock is derived from quoted market prices and are classified as Level 1 investments. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.
Common Collective Trust Funds: These investments are tax-exempt, pooled investment vehicles maintained by a bank or trust company exclusively for qualified plans, including 401(k)s, as well as for certain types of government plans. These funds are valued using the Net Asset Value per share (NAV), as a practical expedient.
Note 4. Related Parties and Party-in-Interest
Certain Plan investments are managed by Wells Fargo. Wells Fargo holds and invests the Plan’s assets and therefore, these transactions qualify as party-in-interest transactions. In addition, the investments in the Company’s common stock and notes receivable from participants are also considered party-in-interest transactions. Additional disclosures on party-in-interest transactions are located on Supplemental Schedule H Part IV, Line 4i, Schedule of Assets (Held at End of Year).
Note 5. Termination of the Plan
Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.
Note 6. Tax Status
The Plan is a Volume Submitter Plan and Trust established under Wells Fargo Bank, N.A. Defined Contribution Volume Submitter Plan and Trust. The Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). Well Fargo Bank, N.A. received an Advisory Letter for the Internal Revenue Service, dated March 31, 2014, indicating the Plan is exempt. Accordingly, the accompanying financial statements do not reflect a provision for income taxes for the Plan.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the Plan year ended June 30, 2016.

Key Tronic
401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
June 30, 2019

EIN: 91-0849125
Plan Number: 001
Form 5500

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost	(e) Fair Value
Common/collective trust funds:
*	WF/MFS VALUE CIT F	235,052	units	**	5,739,129
*	WF STABLE RETURN FUND F	261,560	units	**	2,891,596
*	WF/BLACKROCK S&P 500 INDEX CIT F	89,433	units	**	2,177,029
*	WF CORE BOND CIT F	162,359	units	**	1,932,310
					12,740,064

Mutual Funds:
	T ROWE PRICE BLUE CHIP-I #429	48,577	mutual fund shares	**	5,646,540
	VANGUARD LIFESTRATEGY MOD GRTH#914	88,969	mutual fund shares	**	2,451,104
	JPMORGAN SMALL CAP EQTY-R6 #4713	40,121	mutual fund shares	**	2,347,083
	VANGUARD LIFESTRATEGY GR FD #122	68,027	mutual fund shares	**	2,314,280
	VANGUARD LIFESTRAT CONSRV GRTH #724	72,067	mutual fund shares	**	1,466,569
	AMERICAN FUNDS EUROPAC GRTH R6 #2616	27,459	mutual fund shares	**	1,450,405
	MFS INTERN DIVERSIFICATION-R4 #4532	49,947	mutual fund shares	**	994,439
	VANGUARD TG RETIREMENT 2025 #304	48,925	mutual fund shares	**	935,928
	VANGUARD TG RETIREMENT 2030 #695	16,722	mutual fund shares	**	583,777
	VANGUARD TG RETIREMENT 2035 #305	20,294	mutual fund shares	**	435,304
	VANGUARD TG RETIREMENT 2040 #696	7,091	mutual fund shares	**	263,004
	VANGUARD TG RETIREMENT 2020 #682	7,601	mutual fund shares	**	242,170
	VANGUARD TARGET RETIREMENT FUND #308	12,311	mutual fund shares	**	168,900
	VANGUARD TG RETIREMENT 2050 #699	2,681	mutual fund shares	**	100,594
	VANGUARD TG RETIREMENT 2055 #1487	2,288	mutual fund shares	**	93,179
	VANGUARD TG RETIREMENT 2045 #306	2,753	mutual fund shares	**	64,201
	VANGUARD TARGET RETIRE 2060 #1691	690	mutual fund shares	**	24,821
	VANGUARD TG RETIREMENT 2015 #303	491	mutual fund shares	**	7,458
	Total Mutual Funds				19,589,756

*	Key Tronic Corporation Common Stock	139,173	shares	**	693,082

Participant Directed Brokerage Accounts:
*	Securities Held by Wells Fargo	various	units	**	1,235,644
*	Notes Receivable from Participants	36 loans to participants with interest rate of 4.25% - 6.5%, due through 2028		**	414,680
	Total				$34,673,226

*    Party-in-interest as defined by ERISA
**    Cost of participant-directed investments is not required to be disclosed under ERISA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Administrative Committee, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane Valley, State of Washington, on December 20, 2019.

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By: /s/ Brett R. Larsen
Name: Brett R. Larsen
Title: Member of Plan Compensation and Administrative Committee